Exhibit 99.10

Date: December 20, 2018	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Tower One Wireless Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	January 04, 2019
Record Date for Voting (if applicable) :	January 04, 2019
Beneficial Ownership Determination Date :	January 04, 2019
Meeting Date :	February 05, 2019
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A COMMON	89186Q101	CA89186Q1019

Sincerely,

Computershare
Agent for Tower One Wireless Corp.